CLEARY GOTTLIEB STEEN & HAMILTON LLP

NEW YORK

WASHINGTON, D.C.

PARIS

BRUSSELS

FRANKFURT

COLOGNE

MOSCOW

2 London Wall Place
London EC2Y 5AU
T: +44 20 7614 2200
F: +44 20 7600 1698

clearygottlieb.com

ROME

MILAN

HONG KONG

BEIJING

BUENOS AIRES

SÃO PAULO

ABU DHABI

SEOUL

October 27, 2021

To:

Credit Suisse International
One Cabot Square,
London E14 4QJ
United Kingdom

With a copy to:

United States Securities and Exchange Commission
SEC Headquarters
100 F Street
NE Washington, DC 20549-1090
United States of America

Re: <u>SEC Registration as a Non-resident Security-based Swap Dealer</u>

We have acted as special English counsel to Credit Suisse International (the "<u>Firm</u>"), a credit institution regulated by the United Kingdom ("<u>UK</u>") Financial Conduct Authority ("<u>FCA</u>") and the UK Prudential Regulation Authority ("<u>PRA</u>"), in connection with the Firm's application to register with the United States ("<u>U.S.</u>") Securities and Exchange Commission ("<u>SEC</u>" or the "<u>Commission</u>") as a non-resident security-based swap ("<u>SBS</u>") dealer ("<u>SBSD</u>"). In connection with such registration, we have been asked to analyze the following questions:

(a) whether the Firm can, as a matter of English law, provide the SEC with prompt access to its UK Books and Records (as defined below);

(b) whether the Firm can, as a matter of English law, submit to on-site inspection and examination by the SEC of its UK Books and Records in the UK; and

(c) whether the Firm would be in breach of English law by submitting to on-site inspections and examination of its U.S. Books and Records (as defined below) by the SEC in the U.S.

This legal opinion is provided in order to satisfy the requirement in 17 C.F.R. § 15Fb2-4(c)(1)(ii).

Cleary Gottlieb Steen & Hamilton LLP is a Limited Liability Partnership registered in England and Wales Number OC310280. It is authorised and regulated by the Solicitors Regulation Authority. A list of the members and their professional qualifications is open to inspection at the registered office, 2 London Wall Place, London EC2Y 5AU. Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

For the purposes of this opinion letter:

"Covered Books and Records" are only those books and records that relate to the "U.S. business" (as defined in 17 C.F.R. § 240.3a71-3(a)(8)) of the Firm when acting as a non-resident SBSD, *i.e.*, records that relate to an SBS transaction that is either:

(i)   entered into, or offered to be entered into, by or on behalf of the Firm with a U.S. person (other than an SBS conducted through a foreign branch of such U.S. person); or

(ii)   arranged, negotiated, or executed by personnel of the Firm located in a U.S. branch or office, or by personnel of an agent of the Firm located in a U.S. branch or office.

Additionally, books and records pertaining to SBS transactions entered into prior to the date that the Firm submits an application for registration are not Covered Books and Records.

On the basis that the Firm has a "prudential regulator" within the meaning of Section 3(a)(74) of the Securities Exchange Act of 1934 (15 U.S.C. § 78c(a)(74)), this opinion letter does not cover financial records necessary to assess compliance by the Firm with SEC capital and margin requirements.

"Relevant Books and Records" means the UK Books and Records and the U.S. Books and Records.

"UK Books and Records" are only those Covered Books and Records that are physically held or electronically stored in the UK.

"U.S. Books and Records" are only those Covered Books and Records that are physically held or electronically stored in the United States.

In arriving at our opinions below, we have reviewed:

(a)   the Memorandum of Understanding signed between the FCA, the PRA and the SEC on July 30, 2021 (the "MoU");[1]

(b)   the administrative arrangement for the transfer of personal data between the SEC and the FCA signed on 29 April 2020 (the "Administrative Arrangement");[2]

(c)   the letter from the UK Information Commissioner's Office (the "ICO") to the SEC dated September 11, 2020 (the "ICO Letter");[3] and

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[1]   Memorandum of Understanding Concerning Consultation, Cooperation and the Exchange of Information Related to the Supervision and Oversight of Certain Cross-Border Over-the-Counter Derivatives Entities In Connection with the Use of Substituted Compliance by Such Entities, signed on 30 July 2021, available at https://www.fca.org.uk/publication/mou/sec-fca-boe-mou-2021.pdf.

[2]   Available at: https://www.sec.gov/files/FCA-SEC-AA-FINAL.pdf.

[3]   Available at: https://ico.org.uk/media/for-organisations/documents/2619110/sec-letter-20200911.pdf.

(d)   the SEC order granting conditional substituted compliance in connection with certain requirements applicable to non-U.S. security-based swap dealers and major security-based swap participants subject to regulation in the United Kingdom, dated July 30, 2021[4].

In addition, we have made such investigations of law as we have deemed appropriate as a basis for the opinions expressed below.

I.   ASSUMPTIONS

In rendering our opinion statements below, we have assumed and not independently verified:

(a)   the Firm has a "prudential regulator" within the meaning of Section 3(a)(74) of the Securities Exchange Act of 1934 (15 U.S.C. § 78c(a)(74));

(b)   the SEC's requests for the Relevant Books and Records (as defined below) and on-site inspection and examination will be *intra vires*;

(c)   the SEC will restrict its requests for, and use of, any information in the Relevant Books and Records or obtained in the course of its on-site inspection and examination, to only such information that it may lawfully request and process for (and that is strictly necessary for) its own legitimate regulatory purposes in respect of the Firm's activities as a non-resident SBSD;

(d)   the SEC will limit its requests in respect of personal data (as defined in Article 4(1) UK GDPR, "personal data") included in the Relevant Books and Records to targeted requests based upon a risk-based assessment in respect of specific customers, employees and accounts[5];

(e)   the SEC will maintain any information, data and documents obtained from the Firm in a secure manner and in compliance with all applicable U.S. laws of confidentiality and not share onwards any personal data obtained from the Firm other than in accordance with a lawful request of the U.S. Congress or a properly issued subpoena, or to other regulators who have demonstrated a need for the information and provided assurances of confidentiality;

(f)   the Relevant Books and Records have been collected and maintained, and are and will be held, in accordance with the Data Protection Laws (as defined below) and English employment law relating to the processing of personal data of employees; in particular, the Firm and any relevant affiliates, as the case may be, have complied with all transparency requirements in respect of its processing of personal data by means of providing sufficiently detailed notices and information to its customers and employees and is otherwise complying

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[4]   Available at: https://www.sec.gov/rules/other/2021/34-92529.pdf

[5]   The ICO Letter states that the SEC has informed the ICO that: "it is the SEC's practice to limit the type and amount of personal data it requests during examinations to targeted requests based on risk and related to specific clients and accounts, and employees. The requested information may include some limited criminal records data and 'special category data' under the GDPR".

with Data Protection Laws and employment law requirements relating to the processing of personal data of employees;

(g)   the Firm or its relevant associated persons (including affiliates), as the case may be, have obtained all required consents and approvals of any affected persons required for the disclosure of the respective information in the UK Books and Records or the U.S. Books and Records, as the case may be, to, or to allow on-site inspection and examination by, the SEC, in each case to the extent, as considered in this opinion letter, such consent or approval, as the case may be, is able to be validly given and such consent or approval has not been revoked;

(h)   where the Firm is acting as controller (as defined in Article 4(7) UK GDPR, "controller") with respect to any element of the Relevant Books and Records that constitutes personal data, the Firm will comply in all respects with all provisions of the Data Protection Laws and the Guidelines that are relevant in order for at least one of the conditions for transfer of data to a third country pursuant to Article 49 UK GDPR to be available to it; and where transfers of personal data are made to the SEC in the absence of an adequacy decision pursuant to Article 45(3) UK GDPR[6], such disclosure will be necessary for important reasons of public interest (under Article 49(1)(d) UK GDPR) in accordance with the ICO Letter;[7]

(i)   the Firm has neither permitted the private use of the Firm's business e-mail accounts nor the use of private email accounts for business purposes by its employees, or the Firm has policies in place that regulate such use with sufficient separation;

(j)   the Firm does not include the information described in 17 C.F.R. §§ 240.18a-5(b)(8)(i)(A) through (H) or 240.18a-5(a)(10)(i)(A) through (H), as the case may be, in questionnaires or applications for employment executed by an associated person who is not a U.S. person (as defined in 17 C.F.R. §240.3a71-3(a)(4)(i)(A)), unless the Firm is required to obtain such information under applicable law in the jurisdiction in which the associated person is employed or located or obtains such information in conducting a background check that is customary for the Firm in that jurisdiction and the creation or maintenance of records reflecting that information would not result in a violation of applicable law in the jurisdiction in which the associated person is employed or located; provided that the Firm does not know, or in the exercise of reasonable care should have known, of the statutory disqualification of such associated person;

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[6]   As supplemented by Section 17A UK DPA 2018.

[7]   The ICO Letter provides support for the view that the Firm's compliance with an SEC disclosure request might, on a case-by-case basis and subject to the qualifications in the ICO Letter, be considered by the ICO to be in the UK public interest since such disclosure helps to: (i) prevent UK financial crimes from being committed and (ii) prevent the commission in the U.S. of conduct that would amount to a UK financial crime. In the ICO's assessment in the ICO Letter, the Financial Services and Markets Act 2000 (the "FSMA") further demonstrates that there is a "UK public interest in UK-based firms not being used for the purposes of conduct overseas that would constitute a financial crime if committed in the UK." In addition, compliance with the SEC's request for disclosure and examination helps the Firm comply with Principle 11 of the FCA Handbook and the PRA's Fundamental Rule 7, which require FCA- and PRA-regulated firms to deal with regulators worldwide in an open and cooperative way. The ICO Letter therefore supports the view that the relevant data transfers could be considered necessary for important reasons of public interest. However, the ICO Letter also makes clear the importance of complying with other UK GDPR obligations. In addition to relying on Article 49(1)(d) (if it can do so), the Firm also has to demonstrate a lawful basis under Article 6 UK GDPR for every instance it makes a disclosure or permits examination of the Relevant Books and Records by the SEC.

(k)　　the Firm will keep the U.S. Books and Records in accordance with any applicable SEC requirements;

(l)　　the MoU is in full force and effect and no notice of termination has been sent pursuant to Article XI thereof;

(m)　　the FCA, the PRA and the SEC (as applicable) will comply in all respects with all provisions of the UK MOU and Administrative Arrangement; and

(n)　　neither the contractual arrangements with its customers or within its own organisation (including any standard contractual clauses or other intragroup data transfer mechanism or protocol) nor any orders by, or other arrangements with, its regulators or other supervisory authorities (including the FCA or the PRA) prohibit the Firm from providing the SEC with prompt access to the UK Books and Records or to submit to on-site inspection and examination of the Relevant Books and Records by the SEC.

II.　　OPINION STATEMENTS

Based upon the foregoing and subject to the assumptions in this letter and the following discussion and qualifications, it is our opinion that:

(a)　　the Firm can, as a matter of English law, provide the SEC with prompt access to its UK Books and Records;

(b)　　the Firm can, as a matter of English law, submit to on-site inspection and examination by the SEC of its UK Books and Records in the UK; and

(c)　　the Firm can, as a matter of English law, submit to on-site inspection and examination by the SEC of its U.S. Books and Records in the United States.

III.　　DISCUSSION

1.　　Data Protection Law

The UK data protection regime is largely derived from European Union ("EU") privacy and data protection laws retained in successor UK legislation after the UK's withdrawal from the EU.

The primary law regulating the processing of personal data in the EU is the General Data Protection Regulation 2016/679 (the "GDPR"). The GDPR forms part of the UK's "retained EU law" under (and as defined in) the European Union (Withdrawal) Act 2018 ("EUWA"). The UK version of the GDPR operates under the EUWA as amended by Schedule 1 to the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (SI 2019/419) ("UK GDPR"), and sits alongside the UK Data Protection Act 2018 ("DPA 2018"), which contains provisions that serve to supplement (and in some cases, derogate from) the UK GDPR.

The UK GDPR and the DPA 2018 (together, the "Data Protection Laws") will apply to the Firm's disclosure of the Relevant Books and Records to the SEC to the extent that these comprise or contain personal data. Personal data is any data relating to an identified or identifiable living individual and may include information concerning the Firm's employees, counterparties and customers.

As described in the ICO Letter, the UK GDPR "*provides a range of transfer tools and gateways*"[8] that permit in certain circumstances the transfer of personal data from entities, acting as controller or processor, in the UK such as the Firm to public authorities such as the SEC in the absence of an adequacy decision pursuant to Article 45(3) UK GDPR.[9] For instance, Article 46(1) UK GDPR provides that a UK-based entity may transfer personal data to a third country if the entity has provided "*appropriate safeguards, and on condition that enforceable data subject rights and effective legal remedies for data subjects are available*". Furthermore, Article 49 UK GDPR provides that in the absence of an adequacy decision pursuant to Article 45(3) UK GDPR, or of appropriate safeguards pursuant to Article 46, a transfer or a set of transfers of personal data to a third country may take place based on one of the derogations enumerated in Article 49 UK GDPR, provided that all the conditions of such a derogation are met. Such conditions include:

(a)   the data subject has explicitly consented to the proposed transfer, after having been informed of the possible risks of such transfers for the data subject due to the absence of an adequacy decision and appropriate safeguards;

(b)   the transfer is necessary for the performance of a contract between the data subject and the controller or the implementation of pre-contractual measures taken at the data subject's request;

(c)   the transfer is necessary for the conclusion or performance of a contract concluded in the interest of the data subject between the controller and another natural or legal person;

(d)   the transfer is necessary for important reasons of public interest; and

(e)   in case none of the above conditions are applicable, if the transfer is not repetitive, concerns only a limited number of data subjects, is necessary for the purposes of compelling legitimate interests pursued by the controller which are not overridden by the interests or rights and freedoms of the data subject, and the controller has assessed all the circumstances surrounding the data transfer and has on the basis of that assessment provided suitable safeguards with regard to the protection of personal data. The controller shall, in addition to providing the information referred to in Articles 13 and 14 UK GDPR, inform the data subject of the transfer and of the compelling legitimate interests pursued.

In addition, the European Data Protection Board ("EDPB") has issued guidelines as to the scope and interpretation of Article 49 GDPR on derogations in the context of transfers of personal data to third countries (the "Guidelines").[10]

Given the absence as of the date hereof of an adequacy decision pursuant to Article 45(3) UK GDPR with respect to the United States, the Firm can provide access to the SEC to, and submit to onsite inspection by the SEC with respect to, elements of

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[8]   ICO Letter, page 3.

[9]   According to Article 44 UK GDPR, any transfer of personal data to third countries or international organizations must, in addition to complying with Chapter V UK GDPR, also meet the conditions of the other provisions of the UK GDPR

[10]   EDPB's Guidelines 2/2018 on derogations of Article 49 under Regulation 2016/679, adopted on 25 May 25 2018, available at: https://edpb.europa.eu/sites/edpb/files/files/filel /edpb guidelines 2 2018 derogations en.pdf.

Relevant Books and Records that constitute personal data only if the conditions of Article 46(1) UK GDPR or Article 49 UK GDPR (as interpreted by the Guidelines) are satisfied.

It will be the responsibility of the Firm as data controller to assess, on a case-by-case basis (as and when the SEC requires disclosure of or access to Relevant Books and Records that may contain personal data), which of the provisions of the Data Protection Laws may be relied on for the lawful disclosure to the SEC of personal data comprising or contained in the Relevant Books and Records. On the basis of and in reliance on the ICO's position set out in the ICO Letter, in accordance with which the Firm may be able to rely on the derogation under Article 49(1)(d) UK GDPR to justify the transfer to the SEC of Relevant Books and Records containing personal data, we are of the view that, subject to our assumption in item (h) and the other assumptions and qualifications in this opinion letter, the provision of prompt access to and the submission to on-site inspection and examination of, the Relevant Books and Records, as the case may be, do not conflict with the applicable Data Protection Laws.

2.   Duty of Confidentiality

Over the years, the English courts have recognized that confidential information may be subject to certain duties of confidentiality, including a general duty of confidentiality, and specific duties applying to banks and employers.[11]

a.   Scope of duties

According to the case, *Coco v AN Clark (Engineers) Ltd* [1968] F.S.R. 415, two requirements are needed for the information to be protected under the general duty of confidentiality. Firstly, the information must have the "*necessary quality of confidence*".[12] Secondly, the information must have been given in a situation which imposed an obligation of confidence.

(i)   The necessary quality of confidence is defined as information which is not "*public property and public knowledge*".[13] Given the information contained in the Relevant Books and Records is not publically available, it is likely to possess the requisite quality of confidence to the extent that the information relates to the Firm's customers or employees and is not information owned by or relating to the Firm itself.

(ii)   The information must have been communicated in a situation where an obligation of confidence was either expressly or impliedly imposed.[14] The court will consider whether the recipient of the information knew, or ought to have known, that there was a duty of confidentiality in relation to that information. Such duty confidentiality can be imposed by contract, implied by the circumstances of the disclosure, or implied by a special relationship between the parties.

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[11]   The following discussion is without prejudice to the discussion of the Data Protection Laws above.

[12]   Megarry J in the *Coco v AN Clark (Engineers) Ltd* at 419 used the formulation first used by Lord Greene, M.R. in *Saltman Engineering Co Ltd v Campbell Engineering Co Ltd* [1948] 65 RPC 203, [1963] 3 All ER 413.

[13]   *Saltman Engineering Co Ltd v Campbell Engineering Co Ltd* at 415.

[14]   Megarry J in *Coco v AN Clark (Engineers) Ltd* at 420.

If aspects of the information contained in the Relevant Books and Records relate to either customers or employees, this would likely imply that the Firm, as the recipient, either knew or ought to have known that the information was to be treated confidentially.

Under the banker's duty of confidence established by *Tournier v National Provincial and Union Bank of England* [1924] 1 KB 461 ("Tournier"), banks, such as the Firm, must keep its customer's affairs private. The scope of the banker's duty of confidentiality is wide, and extends "*at least to all the transactions that go through the account, and to the securities, if any, given in respect of the account*", "*beyond the point when the account is closed, or cease*[s] *to be an active account*",[15] and encompasses intra-bank disclosures within the same corporate group.[16]

In contrast, an employer's duty of confidence[17] is limited: the Firm will only be restricted in its use of information held in relation to its employees "*where there is no reasonable and proper cause for the employer[']s conduct and only then if the conduct is calculated to destroy or seriously damage the relationship of trust and confidence.*"[18]

b.   Exceptions

To bring a successful claim for breach of confidentiality, the legal or natural person to whom the duty of confidentiality is owed (the "Rights Holder") must demonstrate that there has been an unauthorized use of confidential information to their detriment.[19]

Where Relevant Books and Records contain customer information, the Firm will only be able to disclose Relevant Books and Records containing confidential information in un-redacted form via one of the following exceptions established in *Tournier*:

(a)   where the disclosure is made by the express or implied consent of the customer;

(b)   under compulsion of law;

(c)   where the disclosure is in the public interest; or

(d)   where it is in the interests of the bank to make disclosure.

The general and employer's duties of confidentiality are also subject to the exceptions in (a)[20] to (c) above.

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[15]   *Tournier* at 485.

[16]   *Bank of Tokyo Ltd v Karoon* [1987] 1 AC 45 at 54.

[17]   *Prout v British Gas Plc and Another* [1992] F.S.R. 478 at 482.

[18]   *Malik v Bank of Credit and Commerce International SA* [1998] A.C 20 at 53.

[19]   Megarry J in *Coco v AN Clark (Engineers) Ltd* at 421.

[20]   The availability of the exception in (a) in relation to the general duty of confidentiality was confirmed by *Arnold J in Primary Group (UK) Ltd v The Royal Bank of Scotland Plc* [2014] R.P.C. 26 at 246.

i. Consent

Disclosure of confidential information is permissible where the Rights Holder has given their consent to the disclosure of their confidential information.

There is likely to be a high bar to meet when relying on implied consent. In *Turner v Royal Bank of Scotland Plc* [1999] 2 All E.R, it was decided that established market practice of sharing of customer information between banks did not amount to implied consent of the customer as the customer was not aware of this practice. To amount to implied consent, the practice under which disclosure is made must be "*notorious, certain and reasonable*".[21]

The ability to rely on implied consent in relation to customers will partly depend on what information is provided to customers when the Firm provides services in SBSs. If no information about the jurisdiction or regulators involved is provided, then the Firm would be placing reliance on the customer's own understanding of regulatory obligations on banks, the U.S. nexus and the SEC's role in these services, which may not necessarily be present. However, if customers are provided detailed information, such as the Firm's cross-border activity in SBSs with the United States and oversight by the SEC, then the Firm is more likely to be able to rely on implied consent.

ii. Compulsion of law

Disclosure of confidential information may be permitted when required by statutory law or court order.

However, this exception, as it relates to statutory obligations, is likely only available where the compulsion stems from UK statute[22] and, despite the existence of UK statutory provisions requiring the disclosure of information that would otherwise be confidential,[23] none are directly applicable to this situation.

Likewise, a U.S. court order is unlikely to be sufficient for this exception. *X AG and others v A bank* [1983] 2 All ER at 475 held that a subpoena requiring disclosure issued by a foreign court did not qualify as compulsion by law on the basis that "*[t]he fact is that confidentiality is not rendered illegal by a subpoena requiring disclosure, which is to be contrasted with some form of legislation to that end.*"

Finally, given that the MoU between the FCA, the PRA and the SEC lacks the authority of statute, it should not be relied upon by the Firm for the purpose of this exception.

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[21]   Sir Richard Scott VC at 670 quoting from Chitty on Contracts (27th edn, 1994), vol I, para 13-014.

[22]   In *A and Others v B Bank (Governor and Company of the Bank of England intervening)* [1992] 3 WLR 705 it was held that there would be no breach of confidentiality where disclosure was ordered by a United Kingdom regulator (the Bank of England) who would then pass the information over to a foreign regulator (the U.S. Federal Reserve Board). However, it was the United Kingdom regulator's compelling power under the Banking Act 1987, not that of the U.S. Federal Reserve Board, which was decisive.

[23]   For example, under certain circumstances, a person may be required to produce documents or otherwise disclose information in accordance with the FCA's and PRA's powers under Part XI of the FSMA. In addition, under s.330 of the Proceeds of Crime Act 2002 it is an offence for someone in the regulated sector not to disclose knowledge or suspicion of money laundering activities as required by the legislation.

iii. Public interest

The public interest exception requires a balance to be struck between the rights of the Rights Holders and the public interest in the SEC obtaining that confidential information.[24] The test to be applied involves considering whether in all the circumstances, it is in the public interest that the duty of confidence should be overridden.[25]

Disclosure in the public interest has been narrowly construed by the English courts, and the burden is for the Firm to justify disclosure of confidential information.[26] In *Tournier*, it was suggested that national security concerns,[27] and disclosure in the interest of preventing fraud or crime would meet this criterion.[28]

However, it has been held that public interest in effective regulation and supervision of banking institutions[29] outweighs the public interest in maintaining confidentiality, even without statutory compulsion.[30] In such instances, the weight of the claim for disclosure is greater when considering limited disclosure, such as to a relevant authority acting under its own duties of confidence, as opposed to public dissemination of information.[31]

Disclosure to the SEC may aid the SEC's supervisory mandate. This would likely be sufficient to establish a public interest in disclosure, as compliance with SEC Rules (i) helps to prevent UK financial crimes from being committed; and (ii) helps to prevent the commission in the U.S. of conduct that would amount to a UK financial crime. In addition, compliance with a request from the SEC for disclosure or examination helps the Firm comply with its obligations under the FCA's Principle 11 and the PRA's Fundamental Rule 7, as applicable, which require the Firm to "deal with its regulators[32] in an open and cooperative way...".

For these reasons, it is likely that the Firm would be able to rely on this exception to the duties of confidence in permitting the SEC to access and examine its Relevant Books and Records.

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[24]   *AG v Guardian Newspapers (No 2) and Others* [1990] 1 A.C. 109 (known as *Spycatcher*) at 268.

[25]   *Prince of Wales v Associated Newspapers Ltd* (CA) [2007] 3 WLR at 68.

[26]   *Price Waterhouse v BCCI Holdings (Luxembourg) SA* [1992] BCLC 583 at 597.

[27]   *Tournier* at 481 and 486.

[28]   *Tournier* at 486.

[29]   In *Pharaon v Bank of Credit and Commerce International SA* [1998] 4 All E.R. 455, it was held that a bank could comply with a foreign subpoena without breaching the duty of confidentiality on the basis of the public interest exception (this contrasts with the exception for compulsion of law, as discussed above).

[30]   *Price Waterhouse v BCCI Holdings (Luxembourg) SA* [1992] BCLC 583 at 596 and 601. Although this case concerned disclosure by accountants, the court's analysis applies equally to the duty of confidentiality owed by a bank.

[31]   *AG v Guardian Newspapers (No 2) and Others* at 268.

[32]   This is considered to include non-UK regulators (see the FCA's Principles for Businesses (PRIN) 1.1.6G, which sets out that "Principle 11 (Relations with regulators) applies to world-wide activities; in considering whether to take regulatory action under Principle 11 in relation to cooperation with an overseas regulator, the FCA will have regard to the extent of, and limits to, the duties owed by the firm or other person to that regulator."

iv.   *In the bank's interest*

In certain cases, confidential information that is subject to the banker's duty of confidentiality may be disclosed where it is in the interests of the bank. This exception is not available for information that is subject to the general duty of confidentiality alone. However, we consider that this exception is available to information that is subject to both such duties, leaving only information that does not relate to customers (*e.g.*, information relating to employees) beyond the scope of this exception.

Although it is in the Firm's interest to comply with the SEC's requests, the case law indicates that a high bar exists to satisfy this exception. The qualification will most obviously cover the situation where a bank commences proceedings against its customer to recover an unpaid loan or overdraft facility and the bank has to disclose the extent of the customer's liabilities in its claim.[33] However, in *X AG and others v A Bank*, Leggatt J held that it was not clearly in the defendant bank's own interests to comply with a subpoena from New York, as the bank could not establish as a matter of fact that it would face any serious detriment for its failure to comply.[34] Accordingly, the bank's own interest exception will be construed narrowly and the court will assess whether the bank's own interests are genuinely threatened by non-disclosure.

In relation to the SEC's requests, failure to comply may result in enforcement action and potentially the Firm's inability to conduct SBS business in U.S. markets. Therefore, it is arguable that the Firm may face serious detriment for a failure to comply with the SEC's requests.

However, to rely on this exception, the Firm must also balance its interests in complying with the SEC's disclosure request against the competing interest of its customers in the banker's duty of confidence being maintained, and the Firm must satisfy itself that those interests do not outweigh its own. This would require an assessment on a case-by-case basis. As each customer's circumstances differ, this exception may not provide a consistent basis on which to provide information to the SEC in comparison to the public interest exception above.

In conclusion, as explored above, it is unlikely that the compulsion of law exception will be applicable. In relation to the banker's duty of confidentiality, it may not be possible to rely on disclosure in the bank's interest in all cases. However, the Firm should be able to rely on the public interest and, where available, consent exceptions to the duties of confidence in permitting the SEC to access and examine its Relevant Books and Records.

IV.   QUALIFICATIONS

The opinion statements above are subject to the qualifications set out below:

(a)   This opinion letter relates exclusively to (i) the access provided to the SEC to the UK Books and Records in respect of which, for purposes of the Data Protection Laws, the Firm is a data controller, and that are subject to English law; and (ii) on-site inspection and examination by the SEC of the UK Books and Records on the premises of the

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[33]   See *Tournier* at 473.

[34]   *X AG and others v A bank* at 475.

Firm in the UK and the U.S. Books and Records on the premises of the Firm in the United States, as the case may be.

(b)   This opinion letter is confined to legal matters, and we express no opinion as to any factual matters.

(c)   This opinion letter may therefore only be relied upon under the condition that this opinion letter shall be governed by English law and construed in accordance with English rules of construction and that issues of interpretation of this opinion must be brought before an English court.

(d)   The opinion statements set out above are limited to English law. We do not express any opinion as to, and have not made any investigation of, any law other than English law in force as at the date hereof and as applied according to published case law.

(e)   The opinion statements set out above are based upon the ICO Letter and our understanding that the SEC, in its preliminary view, has been provided "*with adequate assurances*" by the FCA and the PRA that "*no law or policy would impede the ability of any entity that is directly supervised by the authority and that may register with the Commission to provide prompt access to the Commission to such entity's books and records or to submit to onsite inspection or examination by the Commission*"[35]. The opinion statements set out above are predicated on the ICO not significantly changing its proposed regulatory approach to the matters set out in the ICO Letter following the end of the transition period after the UK's withdrawal from the EU.[36]

(f)   The opinion statements to the effect that the Firm "can", as a matter of English law, take certain actions is not an expression of any opinion or a confirmation that it may (lawfully) do so in any given instance where the opportunity, or request, or requirement to do so arises. It is a fundamental part of this opinion that the Data Protection Laws stipulate certain legal bases on which such action *may* be taken, but the lawfulness of actually taking such action is subject to the scope and qualifications of the relevant legal basis (such as, in the case of processing on the bases of Articles 6(1)(e) and 6(1)(f) UK GDPR, a right of data subjects to object to the relevant processing[37]) and other applicable provisions of the Data Protection Laws,[38] as set out in this opinion letter. Whether the requirements of (and qualifications to) the legal basis to be relied upon in a specific case are actually fulfilled, must be determined on a case-by-case basis by the Firm (as and when the SEC requires disclosure

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[35]   See Federal Register / Vol. 86, No. 149 / Friday, August 6, 2021 / Notices, p. 6 available at https://www.govinfo.gov/content/pkg/FR-2021-08-06/pdf/2021-16657.pdf.

[36]   The ICO states to the SEC in the ICO Letter: "*The UK has left the European Union and is currently in a transition period when EU laws, including GDPR, continue to apply. At the end of this transition period on 1 January 2021 the UK GDPR will apply, which will contain very similar provisions. We do not anticipate any significant change to our approach to the application of the UK GDPR to the transfers of personal data by SEC regulated UK firms to you.*"

[37]   UK GDPR Article 21(1).

[38]   For instance, in the ICO Letter, the ICO states that: "*We would not find there to be a breach of the GDPR transfer rules if the firm provided evidence that it had carefully considered and appropriately applied the Art. 49.1(d) 'public interest' derogation.*" (emphasis added). The opinions expressed in this letter regarding Article 49(1)(d) are accordingly subject to the Firm's compliance with these ICO requirements.

of or access to Relevant Books and Records that may contain personal data) after due and careful consideration.

(g)   The opinions expressed herein are rendered on and as of the date hereof, and we assume no obligation to advise you (or any other person who may rely on this opinion letter in accordance with the paragraph above), or undertake any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein. We acknowledge that SEC rules require a non-resident SBSD to re-certify within ninety days after any changes in the legal or regulatory framework that would impact the ability of the SBSD to provide, or the manner in which it would provide, prompt access to its books and records, or would impact the ability of the SEC to inspect and examine the SBSD. Upon such change of law, the SBSD will be required to submit a revised opinion describing how, as a matter of English law, the SBSD will continue to meet its obligations.

(h)   The MoU is not a legally binding agreement and therefore that the SEC, the FCA and the PRA are not under a legal obligation to comply with its provisions.

V.   RELIANCE

This opinion letter is being furnished solely for the benefit of the Firm and is not to be relied on by, or furnished to, any other person or used, circulated, quoted or otherwise referred to for any other purpose, except that the Firm may submit this opinion letter to the SEC as part of its application to register as a non-resident SBSD. In authorizing the Firm to make this opinion letter available to the SEC for such purposes, we are not undertaking or assuming any duty or obligation to the SEC or establishing any lawyer-client relationship with it.

This opinion letter is limited to the matters expressly stated herein and does not extend to, and is not to be read as extended by implication to, any other matters.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP



By:

_____

Sunil Gadhia, a Partner